TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-4651

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dana Corporation Employee Incentive and Savings Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dana Corporation
4500 Dorr Street
Toledo, Ohio 43615

Dana Corporation Employee Incentive and Savings Investment Plan

Financial Statements and Additional Information December 31, 2000 and 1999

Dana Corporation Employee Incentive and Savings Investment Plan

Index to Financial Statements and Additional Information

Report of Independent Accountants

To the Participants and Administrator of the
Dana Corporation Employee Incentive and
Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2001

Dana Corporation Employee Incentive and Savings Investment Plan

Statement of Net Assets Available for Benefits
(Amounts in Thousands)

	December 31,	
	2000	**1999**
Assets		
Investments, at fair value	$107,472	$143,075
Investments, at contract value	37,330	36,876
Total investments	144,802	179,951
Receivables:		
Participant notes receivable	7,664	8,021
Other receivables	50	128
Total assets	152,516	188,100
Liabilities		
Other payables	169	333
Total liabilities	169	333
Net assets available for benefits	$152,347	$187,767

The accompanying notes are an integral part of the financial statements.

Dana Corporation Employee Incentive and Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits
(Amounts in Thousands)

	Year Ended December 31,	
	2000	**1999**
Investment income:		
Interest and dividends	$ 14,457	$ 11,943
Net appreciation of investments		21,588
Total investment income	14,457	33,531
Employees' contributions	11,391	12,740
Employees' rollovers	736	884
Employer incentive match contribution	1,682	872
Interest on employee loans	233	629
Total additions	28,499	48,656
Benefit payments	23,379	18,228
Net depreciation of investments	40,540	
Total deductions	63,919	18,228
Net increase (decrease) in net assets available for benefits	(35,420)	30,428
Net assets available for benefits at beginning of year	187,767	157,339
Net assets available for benefits at end of year	$152,347	$187,767

The accompanying notes are an integral part of the financial statements.

6

Dana Corporation Employee Incentive and Savings Investment Plan

Notes to Financial Statements

1. **Description of the Plan**

   General

   The Dana Corporation Employee Incentive and Savings Investment Plan (Plan) is a defined contribution employee benefit plan that was established on March 1, 1984 to provide benefits for all eligible employees of the former Echlin Inc. (Echlin) as identified in the Plan agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is a brief description of the Plan. Participants should refer to the Plan agreement for more complete information.

   Administration

   The Plan is administered by the Benefits Committee, which is composed of the Dana Corporation Investment Committee. Until December 29, 2000 the plan assets were held in a trust with The Chase Manhattan Bank (Trustee). On December 29, 2000, The Vanguard Group, Inc. was appointed the trustee of the Plan and all assets of the Plan were transferred to Vanguard on January 2, 2001.

   Participation

   Each employee who is in a covered class of employees within a participating division, has attained age 21 and has met the service requirements stipulated in the plan agreement is eligible to participate in the Plan.

   Employee contributions

   An employee may elect to have up to 20 percent of his or her eligible compensation, as defined in the Plan agreement, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code, contributed to his or her account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

   Employer contributions

   Echlin contributes thirty percent of the first three percent and ten percent on the remaining three percent of the employee's compensation contributed to the Plan. An additional Echlin contribution, as defined in the Plan agreement, may be made depending on Echlin's financial performance during the Plan year.

   Vesting

   Participants are fully vested at all times in their contributions. Before completing five years of service, participants become vested in Echlin's matching contributions at the end of the third calendar year after the contribution was made. Participants who have attained five years of service are fully vested in Echlin's matching contributions.

7

Dana Corporation Employee Incentive and Savings Investment Plan

Notes to Financial Statements

1. **Description of the Plan (continued)**

   Normal retirement, disability, termination or death

   In accordance with the Plan provisions, participating employees who retire upon attaining age sixty-five or become totally and permanently disabled and whose account balance is greater than $5,000 are eligible to receive the full value of their account in a lump sum.

   Upon termination, the vested portion of the participant's account will be payable in a lump sum if the account balance is less than $5,000. Otherwise, the participant's account may remain in the Plan until the participant attains the age of 65.

   Upon a participant's death, the participant's account balance will be paid to the beneficiary in one lump sum.

   Loans

   The Trustee may extend loans to participants with the approval of the Plan administrator. Participant loans shall not be made for less than $1,000 or exceed the lesser of 50% of the participant's account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12 month period. The loan term shall not be longer than 60 months unless the loan is used to acquire a principal residence. Interest shall be charged on the loan based on rates currently being charged by financial institutions lending money under similar circumstances.

   As participant loans are repaid, the amounts are allocated to the investment fund according to the participant's most recent election with respect to current contributions.

   Plan termination

   Although it has not expressed any intention to do so, Echlin has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become vested in their accounts.

2. **Significant Accounting Policies**

   Basis of accounting

   The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Expenses of the Plan

   Generally, Echlin pays all expenses associated with the administration of the Plan.

   Valuation of investments

   The Plan's investments in common stocks and mutual funds are stated at quoted market value. Investments in guaranteed investment contracts are stated at contract value, which approximates market value.

2. Significant Accounting Policies (continued)

Valuation of investments (continued)

Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3. Income Tax Status

The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 and therefore the related Plan trust is not subject to tax under present tax laws. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. Parties-In-Interest

Investments in the Company Stock Fund consisted of 877,742 and 923,000 shares of Dana Corporation common stock at December 31, 2000 and 1999, respectively. Shares for this fund are purchased in the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.

9

Notes to Financial Statements

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5. **Investments**

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2000	**1999**
(amounts in thousands)		
INVESTCO Stable Value Fund	$37,330	$36,876
Dana Corporation common stock	13,477	30,330
Putnam New Opportunities Fund	22,450	29,056
Putnam Voyager Fund	33,524	43,629
Dodge & Cox Balanced Fund	7,685	6,618
Vanguard 500 Index Fund	15,336	17,758
AIM Constellation Fund	11,436	12,069
Loan Fund	7,664	8,021

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $40,540 as follows:

Mutual funds	$(27,733)
Common stock	(12,807)
	$(40,540)

During 1999, $21,588 in appreciation of the Plan's investments was attributed primarily to mutual funds.

Dana Corporation Employee Incentive and Savings Investment Plan
Schedule I
Schedule of Assets (Held at End of Year)
December 31, 2000
(Amounts in Thousands)

Identity of Issue	Description of Investment	Current Value
Putnam Investments	Putnam New Opportunities Fund	$ 22,450
Putnam Investments	Putnam Voyager Equity Fund	33,524
Dodge & Cox	Dodge & Cox Balanced Fund	7,685
The Vanguard Group	Vanguard Index Trust 500 Fund	15,336
AIM Funds	AIM Constellation Fund	11,436
Franklin Templeton	Templeton Foreign Equity Fund	3,524
AIM Funds	INVESCO Stable Value Fund	37,370
*Dana Common Stock	Common stock	13,477
*Participant Notes Receivable	Various interest rates/various maturities	7,664
		$152,466

• Dana Corporation and participants are known parties-in-interest to the Plan.

This schedule was prepared from data certified by The Chase Manhattan Bank, the trustee of the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

	Dana Corporation Employee Incentive and Savings Investment Plan
Date: June 29, 2001	/s/ Armand T. Flynn
	Armand T. Flynn Director of Compensation and Benefits

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-69449) of Dana Corporation of our report dated June 29, 2001 relating to the financial statements of the Dana Corporation Employee Incentive and Savings Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Toledo, Ohio
June 29, 2001